02036943

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE

May 17, 2002

TALISMAN ENERGY INC.
Commission File No. 1-6665
[Translation of registrant's name into English]

3400, 888 - 3rd Street S.W.,
Calgary, Alberta, Canada, T2P 5C5
[Address of principal executive offices]

The following documents are filed as exhibits hereto and are incorporated by reference into the Registration Statement on Form F-[] (File No. 333-[])

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ___ Form 40-F ___X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):
82 - ________________________.]

I:\CORPORAT\Sec-Com\SEC6K.doc

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
1000 440 2 Avenue SW
Calgary AB Canada T2P 5E9

Phone: 403 290-4100
Fax: 403 290-4265

May 13, 2002

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Administrator of the Securities Act, New Brunswick
Nova Scotia Securities Commission
Registrar, Prince Edward Island
Newfoundland Securities Commission
Registrar of Securities, Northwest Territories and Nunavut
Registrar of Securities, Yukon

Dear Sirs:

Re: Talisman Energy Inc. (the "Company")

We are the auditors of the Company and under date of February 8, 2002 we reported on the following consolidated financial statements incorporated by reference in the short form prospectus of the Company dated March 27, 2002, as supplemented by the prospectus supplement dated March 28, 2002, relating to the offering by the Company of up to $500,000,000 aggregate principal amount of Medium Term Note Debentures (the "Prospectus"):

Consolidated balance sheets as at December 31, 2001 and 2000; and

Consolidated statements of income, retained earnings and cash flows for each of the years in the three year period ended December 31, 2001.

The Prospectus also incorporates by reference the following unaudited interim consolidated financial statements:

Consolidated balance sheet as at March 31, 2002 with comparative figures as at December 31, 2001; and consolidated statements of income, retained earnings and cash flows for the three month period ended March 31, 2002 with comparative figures for the three month period ended March 31, 2001 (the "First Quarter Statements");

We have not audited any financial statements of the Company as at any date or for any period subsequent to December 31, 2001. Although we have performed an audit for the year ended December 31, 2001, the purpose and therefore the scope of the audit was to enable us to express our opinion on the consolidated financial statements as at December 31, 2001 and for the year then ended, but not on the consolidated financial statements for any interim period within that year.

Therefore, we are unable to and do not express an opinion on the First Quarter Statements nor on the financial position, results of operations or cash flows as at any date or for any period subsequent to December 31, 2001.

We have, however, performed a review of the First Quarter Statements of the Company. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for the First Quarter Statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be relied on for any other purpose. Any use that a third party makes of this letter or any reliance or decisions made based on it is the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.
[Registrant]

Date: May 17, 2002

By

Christine D. Lee
Assistant Corporate Secretary